Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Expeditors International of Washington, Inc:

We consent to the use of our reports dated February 26, 2010, with respect to the consolidated balance sheets of Expeditors International of Washington, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of earnings, equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009 and the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated herein by reference. Our report refers to a change in the accounting policy for minority interests as required by Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (as included in FASB ASC Topic 810, “Consolidation”), effective as of January 1, 2009.

/s/ KPMG LLP

Seattle, Washington
May 7, 2010